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          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                               FORM 5

         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16 (a) of the Securities Exchange Act of 1934,
 Section 17(a) of the Public Utility Holding Company Act of 1935 or
         Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).
     Form 3 Holdings Reported
     Form 4 Transactions Reported
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1. Name and Address of Reporting Person*
Giguiere               John                         E.
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  (Last)             (First)                     (Middle)

26836 County Road 12A
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                     (Street)
Esparto                        CA                  95627
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  (City)                     (State)                 (Zip)
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2. Issuer Name and Ticker or Trading Symbol
RHPS
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3.  IRS or Social Security Number of Reporting Person (Voluntary)

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4.  Statement for Month/Year
December 1998
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)
[x] Director                            [x] 10% Owner
[x] Officer (give title below)          [ ] Other (specify below)
             Co-CEO
             -------------------
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7.  Individual or Joint/Group Filing (Check Applicable Line)
[x] Form filed by One Reporting Person
[ ] Form filed by More than One Reporting Person
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
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Security   2.Transaction 3.Transaction  4.Securities Acquired (A) 5.Amount of  6.Ownership  7.Nature of
  (Instr. 3)            Date          Code           Or Disposed of (D)        Securities   Form:        Indirect
                        (Month/       (Instr. 8)     (Instr. 3, 4 and 5)       Beneficially Direct       Beneficial
                        Day/                                                   Owned at end (D) or       Ownership
                        Year)                      -------------------------   of Issuer's  Indirect (I) (Instr. 4)
                                                   Amount    (A) or    Price   Fiscal Year  (Instr. 4)
                                                             (D)               (Instr. 3
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
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* If the Form is filed by more than one Reporting Person, see
  Instruction 4(b)(v).

FORM 5 (continued)

           Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                  (e.g., puts, calls, warrants, options, convertible securities)
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1.Title of Deri-  2.Conver- 3.Trans- 4.Trans- 5.Number of 6.Date Exer- 7.Title and Am- 8.Price 9.Number 10.Owner- 11.Nature
  vative Security   sion or   action   action   Derivative  cisable and  ount of Under-  of      of deriv- ship      of
  (Instr. 3)        Exercise  Date     Code     Securities  Expiration   lying Secur-    Deriv-  ative     Form of   Indirect
                    Price of           (Instr.  Acquired (A)Date         ities (Instr.   ative   Secur-    Deriv-    Benefi-
                    Deri-     (Month/  8)       or Disposed (Month/Day/  3 and 4)        Secur-  ities     ative     cial
                    vative    Day/              of (D)      Year)                        ity     Bene-     Security: Owner-
                    Security  Year)             (Instr. 3,                               (Instr. ficially  Direct    ship
                                                4 and 5)                                 5)      Owned     (D) or    (Instr. 4)
                                                                                                 at End of Indirect
                                                          ------------ ---------------           Month     (I)
                                                          Date  Expira-      Amount or           (Instr. 4)(Instr. 4)
                                              ----------- Exer- tion   Title Number of
                                              (A)     (D) cis-  Date         Shares
                                                          able
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
Non-statutory stock                                                     Common
option (right to buy) (1)    3/3/98     A    75,000       (1)   3/3/08  Stock   75,000     (1)   75,000 (2)    D
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
Explanation of Responses:
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(1) 25,000 shares were exercisable at $5.00 per share on and after 3/3/98, 25,000 were exercisable at $5.50 per share on and after 3/3/98, and 25,000 were exercisable at $6.05 per share on and after 1/1/99.
(2) Excludes previously granted options to purchase 54,480 shares of common stock.



      //s//John Giguiere                         2/5/99
      -------------------------------------      ----------------
         **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.  See 18 U.S.C. 1001 and
   15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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